BOXLIGHT CORPORATION
1045 PROGRESS CIRCLE

LAWRENCEVILLE, GA 30043

July 10, 2017

Re:	Boxlight Corporation
Post-Effective Amendment No. 2 to Form S-1
Filed June 30, 2017
File No. 333-204811

Dear Mr. Mancuso:

This letter responds to the letter of the staff of the United States Securities and Exchange Commission (the “Staff”), dated July 10, 2017 (the “Comment Letter”), to Mark Elliott, Chief Executive Officer of Boxlight Corporation (the “Company”) regarding Post-Effective Amendment No.2 to the Registration Statement on Form S-1 (the “Registration Statement”), filed by the Company on June 30, 2017.

This letter sets forth each comment of the Staff from the Comment Letter (numbered in accordance with the Comment Letter). Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of the changes made. The Company is concurrently submitting via EDGAR this letter and Post-Effect Amendment No.3 to the Registration Statement on Form S-1 (the “Amended Registration Statement”).

Registration Statement

1.	Reconcile your response to prior comment 2 with exhibit 4.9.

RESPONSE: Exhibit 4.9 has been revised to remove Skyview from the Form of Agency Placement Agreement.

Risk Factors, page 11

2.	In an appropriate risk factor, disclose the aggregate amount of all of your obligations that are in default, including the AHA note mentioned on page 42 and any other obligations. Also revise your disclosure on page 6 accordingly.

RESPONSE: A risk factor was added to disclose the aggregate amount of all of our obligations that are in default and our disclosure on page 6 was revised, as well.

Use of proceeds, page 25

3.	Revise so that the aggregate use of proceeds disclosed in the “75%” and “Maximum” columns does not exceed the disclosed net proceeds in those columns.

RESPONSE: We have revised the use of proceeds in the “75%” and “Maximum” columns so that the use of proceeds does not exceed the disclosed net proceeds.

Mark Elliott
Boxlight Corporation
July 12, 2017

Rule 144, page 65

4.	We note your response to prior comment 3 and that you have not filed a Form 10-K for your last completed fiscal year. Revise your disclosure regarding permitted resales to explain the effect of Rule 144(c)(1).

RESPONSE:

As requested, we have revised the disclosure regarding permitted resales under Rule 144 and the effect of Rule 144(c)(1) on resales by stockholders that have restricted securities. We have added that since our Form 10-K for the fiscal year end December 31, 2016 has not yet been filed that we do not currently meet the current public information requirement set forth in Rule 144(c)(1) and that until such time as we file that report, stockholder would not be entitled to sell their shares under Rule 144.

Undertakings, page 81

5.	We note your response to prior comment 6. Please provide the undertakings required by Item 512(a)(1) of Regulation S-K.

RESPONSE:

The required undertakings under item 512(a)(1) have been included.

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (404) 891-1122. In addition, please contact Tahra T. Wright of Loeb & Loeb LLP at (212) 407-4122 if you have any questions or require additional information.

Sincerely,

Boxlight Corporation

By:	/s/ Mark Elliott
Name:	Mark Elliott
Title:	Chief Executive Officer

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